UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 25, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains Vodafone Group Plc’s (‘Vodafone’) Trading update for the quarter ended 30 June 2018.

news release

Trading update for the quarter ended 30 June 2018

25 July 2018

IFRS 15 was adopted on 1 April 2018 for our statutory reporting, without restating prior year figures. This report shows our performance on both an IFRS 15 and an IAS 18 basis for comparative purposes.

Highlights

•            Group total revenue of €10.9 billion (IFRS 15 basis), down 4.9% reflecting the adoption of IFRS 15 and FX headwinds

•            Q1 organic service revenue grew 0.3%* on an IAS 18 basis, or 1.1%* based on IFRS 15 (which is not impacted by the drag from UK handset financing)

•            Europe declined by 1.3%* (IAS 18), but grew 0.5%* excluding drags from regulation and UK handset financing

•            AMAP grew 7.0%* (IAS 18), with growth that was faster than local inflation in South Africa, Turkey and Egypt

•            India declined by 22.3%* (IAS 18) due to price competition and MTR cuts, but was down only 1.4% compared to Q4

•            Growth engines supporting solid commercial momentum: Mobile data traffic grew 57%; 196,000 broadband net adds, and a record 289,0001 converged net adds; Enterprise grew 0.9%*, or 2.0%* excluding regulation

•            Guidance reiterated: underlying2 organic adjusted EBITDA growth of 1-5%, FCF pre-spectrum of at least €5.2 billion

	Quarter ended 30 June
	2018	2017	Statutory
	IFRS 15	IAS 18	Growth
	€m	€m	%
Group revenue	10,910	11,474	(4.9)
Europe	7,966	8,299	(4.0)
Africa, Middle East & Asia Pacific (‘AMAP’)	2,652	2,881	(7.9)

			Growth
	2018	2017	IAS 18	IFRS 15
	IAS 18	IAS 18	Organic*	Organic*
Non-GAAP information[3]	€m	€m	%	%
Group service revenue	9,850	10,282	0.3	1.1
Europe	7,494	7,624	(1.3)	(0.4)
AMAP	2,223	2,430	7.0	7.2

Vittorio Colao, Group Chief Executive, commented:

“The Group’s organic service revenue growth slowed during the first quarter, in line with expectations. The majority of our operations performed well, with ongoing momentum in Germany, further underlying recovery in the UK and continued good growth in AMAP, all of which helped to offset increased competition in Italy and Spain. Our commercial performance was solid, with further broadband market share gains in Europe, a record number of customers adopting our converged propositions, and the continued success of our world-leading IoT platform. In India, where competition remains intense, we have now received conditional approval from the Department of Telecoms for the merger of Vodafone India and Idea Cellular, which we aim to close before the end of August, allowing us to unlock substantial synergies. The Group’s overall performance (including good progress in reducing absolute operating costs for the third year running) provides us with the confidence to reiterate our outlook for the year”.

Notes:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is a non-GAAP performance measure. See “Non-GAAP financial information” on page 9 for further details and reconciliations to the respective closest equivalent GAAP measure.

1. Converged net additions are shown excluding the first time inclusion in Germany of prepaid mobile customers with fixed products.

2. Organic adjusted EBITDA growth excluding the impact of settlements and UK handset financing.

3. Non-GAAP performance measures are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Non-GAAP financial information” on page 9 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 13 for further details.

OPERATING REVIEW

On 20 March 2017 we announced an agreement to merge Vodafone India with Idea Cellular (‘Idea’) in India. As a result, Vodafone India is now excluded from Group figures, unless stated otherwise.

Strategic progress

During Q1, we continued to make good progress in our strategic ‘growth engines’ of mobile data, fixed/convergence, and Enterprise.

Mobile data

Data traffic grew 57% during Q1 (Europe: 56%, AMAP: 58%). Additionally, Indian data traffic quadrupled following a steep decline in data prices. This largely reflected increased smartphone usage as data allowances expand, with customers now using 3.3GB on average each month (Europe 2.8GB, AMAP 2.3GB, India 4.6GB). Our network investments have created a strong platform to capture this data demand, and we continue to have the leading or co-leading network NPS scores in 14 out of 20 markets including India.

Across the majority of our European markets our ‘more-for-more’ commercial propositions as well as personalised offers utilising advanced data analytics supported mobile revenue growth. However, contract ARPU remained under pressure primarily as a result of a mix shift towards SIM-only and multi-SIM family contracts and the introduction of EU Roam Like At Home regulation in June 2017, together with increased competition in certain markets. In AMAP data revenues are growing strongly, supported by the relative scarcity of fixed Internet access and low data penetration.

Fixed & Convergence

During the next five years around 50 million additional households are expected to adopt NGN broadband within Vodafone’s European footprint. We view this shift to NGN as a window of opportunity to capture substantial profitable market share. Gaining scale in fixed also allows us to drive convergence across our combined fixed and mobile customer base, lowering churn. We have a flexible and capital efficient strategy which combines build/co-build, strategic partnering, wholesale and acquisition options. This approach allows us to continually improve our fixed access position. We have created Europe’s largest NGN footprint covering 109 million households, of which 36 million households are ‘on-net’ (including VodafoneZiggo) and 7 million households are reached via strategic partnerships, where we enjoy superior economic terms compared to regulated prices. Pro-forma for the announced acquisition of Liberty Global’s cable assets in Germany and CEE, as of the end of Q1 we would reach approximately 115 million households, with 54 million ‘on-net’ (including VodafoneZiggo).

During Q1 we added 128,000 new broadband customers in Europe (Q1 17/18: 237,000), a slower pace than in recent quarters due to customer losses in Spain and competitor pressure in Germany. However, our NGN customer base grew by 351,000 (Q1 17/18 384,000), and our converged customer base grew by a record 289,0001 customers (Q1 17/18: 119,000). This drove sustained European fixed service revenue growth of 4.0%* in Q1.

In total, including VodafoneZiggo the Group now has 19.9 million broadband customers, of which 13.6 million take a high speed service over fibre or cable, 13.8 million TV customers and 6.0 million consumer converged customers (representing 34% of the consumer broadband base, up 7 percentage points year-on-year). Fixed now contributes 25.6% of Group service revenues (29.9% in Europe).

Enterprise

Services to businesses comprise 30.0% of our Group service revenue. Our relationships with business customers are expanding from traditional mobile voice and data services to embrace total communications, IoT, Cloud & Hosting and IP-VPN provision. These new areas offer both market growth and market share opportunities for us.

In Q1, our Enterprise business grew service revenues by 0.9%* (Q4: 1.5%*), or by 2.0%* (Q4: 2.1%*) excluding the impact of regulation. This growth was supported by our unique global network and product set and by the contribution from emerging market growth. These factors allowed us to offset continued pricing pressure in European mobile and roaming declines. Growth in IoT continued (Q1: 12.6%*), primarily driven by the increase in connections (+32% year-on year).

Outlook2

Trading during the first quarter was in-line with management’s expectations underlying the outlook statement for the 2019 financial year. The Group therefore confirms its expectation that organic adjusted EBITDA (excluding settlements and UK handset financing) will grow by 1-5%, with free cash flow generation (pre-spectrum) of at least €5.2 billion. Guidance is set on an IAS 18 basis, however IFRS 15 is not expected to have a material impact on the Group’s organic adjusted EBITDA growth (on a guidance basis), and will have no impact on free cash flow.

Group3

	Quarter ended 30 June
				Growth
	2018	2018	2017	IAS 18	IFRS 15
	IFRS 15	IAS 18	IAS 18	Organic*	Organic*
	€m	€m	€m	%	%
Service revenue
Europe	6,964	7,494	7,624	(1.3)	(0.4)
AMAP	2,132	2,223	2,430	7.0	7.2
Other	163	163	247
Eliminations	(30)	(30)	(19)
Total service revenue	9,229	9,850	10,282	0.3	1.1
Other revenue	1,681	1,379	1,192
Revenue	10,910	11,229	11,474	1.5	1.6

Following the adoption of IFRS 15 “Revenue from Contracts with Customers” on 1 April 2018, the Group’s statutory results for the quarter ended 30 June 2018 are on an IFRS 15 basis, whereas the statutory results for the quarter ended 30 June 2017 are on an IAS 18 basis as previously reported, with any comparison between the two bases of reporting not being meaningful. As a result, the discussion of our operating results in the Operating Review is primarily on an IAS 18 basis for all periods presented. See “Non-GAAP financial information” on page 9 for more information and reconciliations to the closest respective equivalent GAAP measures.

On an IAS 18 basis, Group total revenue was €11.2 billion and Group service revenue was €9.9 billion. Total revenue declined 2.1%, including a 2.8 percentage point negative impact from foreign exchange rate movements and a 0.8 percentage point adverse impact from the disposal of Vodafone Qatar. On an organic basis, service revenue increased 0.3%* (Q4: 2.4%* or 1.4%* excluding a legal settlement in Germany), reflecting strong growth in AMAP, which was mitigated by a decline in Europe driven by the drag from UK handset financing and EU roaming regulation. Excluding these factors Europe grew by 0.5%*.

On an IFRS 15 basis, Group total revenue was €10.9 billion and Group service revenue was €9.2 billion. The lower level of revenues compared to the IAS 18 basis primarily reflects the netting of certain components of dealer commissions from service revenues. In addition, service revenue is lower under IFRS 15 because the proportion of ARPU which relates to the recovery of handset subsidies over time on an IAS 18 basis is now recognised up front within other revenue, which is correspondingly higher. On an organic basis, service revenue growth was 1.1%*, higher than on the IAS 18 basis primarily due to the elimination of the drag from UK handset financing. At an individual country level, the impact of IFRS15 varies depending on factors such as the quantum of handset subsidies and dealer commissions; in general, organic service revenue growth rates are not materially different from the IAS18 basis, with the exception of the UK, where the significant drag from handset financing is eliminated.

Europe3

	Quarter ended 30 June 2018 (IAS 18)			Quarter ended 30 June 2017 (IAS 18)			Service revenue growth
	Service	Other		Service	Other		IAS 18	IFRS 15
	revenue	revenue	Revenue	revenue	revenue	Revenue	Organic*	Organic*
	€m	€m	€m	€m	€m	€m	%	%
Germany	2,550	118	2,668	2,493	101	2,594	2.4	2.0
Italy	1,231	200	1,431	1,319	227	1,546	(6.5)	(6.7)
UK	1,459	236	1,695	1,564	195	1,759	(4.9)	0.3
Spain	1,114	101	1,215	1,143	93	1,236	(2.2)	(1.7)
Other Europe	1,166	82	1,248	1,135	61	1,196	2.6	3.3
Eliminations	(26)	(2)	(28)	(30)	(2)	(32)
Total	7,494	735	8,229	7,624	675	8,299	(1.3)	(0.4)

Reported revenue decreased 0.8% for the quarter, with a 0.3 percentage point negative impact from foreign exchange movements. On an organic basis, service revenue growth declined by 1.3%* (Q4: + 1.8%*) or 0.5%* (Q4: +1.7%*) excluding regulation, UK handset financing as well as a legal settlement in Germany in Q4. The slowdown in underlying quarterly trends largely reflected the delay of our planned price adjustment in Italy to offset the shift from 28-day to monthly billing and the commercial actions taken to reposition our offers in Spain.

Germany

Service revenue grew 2.4%* (Q4: 1.8%* excluding the benefit of a one-off legal settlement). This improvement in quarterly trends was driven by strong contract customer base growth in mobile and a lower year-on-year drag from MVNO revenues.

Mobile service revenue grew 1.7%* (Q4: 0.3%*) driven by a higher contract customer base. We added 258,000 contract customers in the quarter (Q4: 212,000) supported by lower churn. Contract ARPU declined 3.5%, however it grew excluding the mix shift towards SIM-only, multi-SIM family contracts and convergence. We retained our market leading position in Consumer NPS, and our 4G coverage is now 92% with the ability to offer 500Mbps to over 40 cities. We are currently piloting 1Gbps services in 4 cities.

Fixed service revenue grew by 3.4%* (Q4: 4.2%* excluding the legal settlement) driven by customer base growth. We added 46,000 broadband customers in the quarter (Q4: 79,000), a slower pace than in prior quarters due to competitor promotions. We maintained good momentum in convergence, supported by our GigaKombi proposition and the inclusion of prepaid mobile customers with fixed products for the first time, and added 406,000 converged customers. In total our consumer converged customer base is now 1.1 million. Our Gigabit investment plan is progressing well, and by the end of the year we plan to have rolled out DOCSIS 3.1 to 8 million households, providing the capability to deliver gigabit speeds.

Italy

Service revenue declined 6.5%* (Q4: grew 0.7%*). This slowdown in quarterly trends was primarily due to the delay of our planned price adjustment to offset the shift from 28-day to monthly billing in order to comply with the requirements of the antitrust authorities, and the lapping of price increases in the prior year. We subsequently implemented new price plans for prepaid customers in May, and for postpaid customers in June.

Mobile service revenue declined 9.5%* (Q4: -1.5%*) driven by the delay in repricing (which dragged on growth by 3.2 percentage points) and intense competition. Promotional activity in the prepaid segment remained high, driven by ‘below-the-line’ offers. Competition increased towards the end of the quarter following the launch of a new entrant in late May. As a result, mobile market number portability (‘MNP’) volumes were 17% higher quarter-on-quarter. In June, we launched a new secondary brand to specifically address the needs of customers in the value segment of the market. During the quarter we maintained our market leading network and NPS positions in consumer, supported by the success of the ‘Vodafone Happy’ loyalty programme.

Fixed line service revenue grew 7.1%* (Q4: 11.1%*) with the slowdown in quarterly trends reflecting the delay in repricing. Our commercial momentum remained strong, having added 61,000 broadband households (Q4: 100,000), and in total we now serve 2.6 million customers. Through our owned NGN footprint and our strategic partnership with Open Fiber, we now cover 5.5 million households. During the quarter we also added 63,000 converged customers, taking our total converged customer base to 806,000.

UK

Service revenue declined 4.9%* (Q4: -3.4%*), impacted by the drag from handset financing which weighed on organic service revenue by 5.4 percentage points (Q4: 4.4 percentage points). Excluding the impact of handset financing and regulation our underlying performance continued to improve (Q1: +1.8%*, Q4: +1.4%*). This was driven by growth in consumer mobile and fixed line, as well as the stabilisation of enterprise fixed, and reflects the substantial operational improvements and commercial actions taken over the past year.

Mobile service revenue declined 7.9%* (Q4: -5.7%*), but grew 0.8%* (Q4: 0.7%*) excluding handset financing and regulation. This underlying growth was supported by an RPI-linked price increase (effective from 1 April) and a higher contract customer base, partially offset by lower MVNO revenue. Our commercial momentum accelerated in the quarter with 77,000 contract customers added (Q4: 6,000) excluding Talkmobile, our low-end mobile brand which is being phased out. This was supported by our low contract churn rate of 14.0% (Q4: 15.9%) and our best ever consumer net promoter scores.

Fixed service revenue grew 5.3%* (Q4: 3.6%) driven by continued strong momentum in consumer broadband and the stabilisation of Enterprise revenues. Following 52,000 consumer broadband net additions in the quarter, in total we now serve 435,000 broadband customers. In Enterprise, our commercial performance improved reflecting increased sales in our local enterprise segment.

Spain

Service revenue declined 2.2%* (Q4: 1.0%*). The slowdown in quarterly trends reflected the commercial actions taken in May in order to improve the competitiveness of our offers, particularly in the value segment, which more than offset the benefit of price increases in prior periods and a higher customer base compared to a year ago.

Competition in the market remained high during Q1, resulting in a 25-30% increase in market portability volumes across both mobile and fixed, which was reflected in a significant increase in our churn rates. Having implemented new commercial actions, our commercial performance began to improve. We grew our mobile contract base by 141,000, an improvement compared to the prior quarter, however our fixed and TV customer bases declined by 49,000 and 32,000. Vodafone One, our fully integrated fixed, mobile and TV service, reached 2.5 million households by the end of the quarter, up 66,000 year-on-year.

We maintained our market leading NPS position in consumer, and further improved our market leading network position with 4G coverage of 96% and an NGN footprint covering 20.9 million households (of which 10.3 million are on-net). Going forward, unless football rights are on profitable terms, we intend to focus our content strategy on premium movies and TV series.

Other Europe

Service revenue grew 2.6%* (Q4: 3.3%*). In Ireland, service revenue grew 1.7%* (Q4: 4.3%*), with the slowdown in quarterly trends reflecting a lower rate of growth in Enterprise fixed. In Portugal, service revenue grew 3.6%* (Q4: 3.1%*), driven by continued customer base growth in fixed line. Greece service revenue grew 2.1%* (Q4: 3.3%*) with the quarter-on-quarter slowdown reflecting the lapping of fixed line price increases in the prior year.

VodafoneZiggo Joint Venture

VodafoneZiggo will report calendar Q2 results on 8 August 2018.

AMAP3

	Quarter ended 30 June 2018 (IAS 18)			Quarter ended 30 June 2017 (IAS 18)			Service revenue growth
	Service	Other		Service	Other		IAS 18	IFRS 15
	revenue	revenue	Revenue	revenue	revenue	Revenue	Organic*	Organic*
	€m	€m	€m	€m	€m	€m	%	%
Vodacom	1,182	248	1,430	1,177	247	1,424	5.1	5.2
Other AMAP	1,041	237	1,278	1,253	204	1,457	9.4	9.6
Total	2,223	485	2,708	2,430	451	2,881	7.0	7.2

Revenue in AMAP decreased 6.0%, with strong organic growth offset by a 10.5 percentage point negative impact from foreign exchange movements, particularly with regards to the Turkish lira, and a 5.1 percentage point adverse impact from the disposal of Vodafone Qatar. On an organic basis service revenue grew 7.0%* (Q4: 7.8%*) driven by continued strong commercial momentum and data growth in South Africa, Turkey, and Egypt.

Vodacom

Vodacom Group service revenue grew 5.1%* (Q4: 5.8%*), supported by strong customer additions and data growth in South Africa, as well as growing demand for data and M-Pesa transactions in Vodacom’s International operations.

In South Africa, service revenue grew 4.9%* (Q4: 5.2%*). This was supported by continued strong customer base growth in prepaid and an improved performance in Enterprise. We added 1.6 million prepaid customers in the quarter, taking our total prepaid customer base to 46.4 million, an increase of 5.3% year-on-year.

Data revenue grew by 9.4%* (Q4: 13.1%*) and now represents 44% of total service revenue. We continued to drive data bundle adoption, which provides customers with a worry-free experience by reducing their exposure to out-of-bundle charges. Our successful pricing strategy has lowered the effective price per megabyte by 17% while driving a 32% increase in data bundle sales. In total we now have 20.2 million data customers, of which 8.1 million are on 4G, up 46% year-on-year. Voice revenue declined 2.6%*, an improvement on the prior year, as the success of our personalised voice bundle strategy through our ‘Just 4 You’ platform mitigated a 10% reduction in the effective rate per minute. We maintained our market leading NPS and network positions, with 4G coverage now reaching 82%.

Vodacom’s International operations outside of South Africa, which represent 23% of Vodacom Group service revenue, grew 9.4%* (Q4: 11.1%*). This was driven by strong growth in Mozambique and Lesotho, and sustained growth in the DRC and Tanzania.

Other AMAP

Service revenue grew 9.4%* (Q4: 10.2%*) with strong local currency growth in Turkey and Egypt. This growth excludes the contribution of Vodafone Qatar in all periods, following the sale of our stake in March 2018.

In Turkey, service revenue grew 14.0%* (Q4: 14.3%*) supported by good growth in consumer contract and data revenue. Egypt service revenue grew 16.7%* (Q4: 18.7%*) driven by rising data penetration and usage.

India3

On 20 March 2017, Vodafone announced an agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular. The combined company will be jointly controlled by Vodafone and the Aditya Birla Group. Vodafone India has been classified as discontinued operations for Group reporting purposes.

	Quarter ended 30 June 2018 (IAS 18)			Quarter ended 30 June 2017 (IAS 18)			Service revenue growth
	Service	Other		Service	Other		IAS 18	IFRS 15
	revenue	revenue	Revenue	revenue	revenue	Revenue	Organic*	Organic*
	€m	€m	€m	€m	€m	€m	%	%
India	955	4	959	1,385	2	1,387	(22.3)	(22.3)

Service revenue declined by 22.3%* (Q4: -21.2%*) reflecting cuts to both domestic and international MTRs in prior quarters and intense ongoing price competition between the market leader and the new entrant. Excluding the impact of MTR cuts, service revenue declined by 9.6%* (Q4: -9.4%*); on a sequential basis, local currency revenue excluding MTRs declined 0.2% quarter-on-quarter (Q4: -1.6%), as prepaid bundle prices remained broadly stable during the quarter.

We retained our market leading NPS position, supported by focused investments in our leadership circles, with 4,900 4G sites added during the quarter. Consequently, we continued to retain our high value customers albeit at lower price levels, with contract ARPU declining by 20% and prepaid ARPU by 28% in the quarter. This pricing pressure was mitigated as customers consolidated spending onto a single-SIM following the increased penetration of ‘unlimited’ offers, which have now been adopted by 29% of our prepaid customer base. Our total customer base declined by 3.0 million quarter-on-quarter, reflecting the ‘SIM consolidation’ trend across the market, and now totals 219.7 million. The number of data users has continued to increase; we now have 77 million data users of which 30.9 million are 4G.

In July we received conditional regulatory approval from the Department of Telecoms (DoT) for the merger of Vodafone India with Idea Cellular. On behalf of the future merged entity, Idea has subsequently paid spectrum liberalisation fees of €0.5 billion, and has also provided a bank guarantee to cover certain disputed demands which are the subject of ongoing court cases. Our target is to close the merger before the end of August, enabling us to make a fast start on capturing substantial cost synergies.

We are also making good progress in securing the necessary regulatory approvals for the announced merger of Indus Towers Limited into Bharti Infratel Limited. In July we received approval from the Competition Commission and from SEBI, and we expect the merger to close before the end of March 2019.

Notes:

*         All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is a non-GAAP performance measure. See “Non-GAAP financial information” on page 9 for further details and reconciliations to the respective closest equivalent GAAP measure.

1       Converged net additions are shown excluding the first time inclusion in Germany of prepaid mobile customers with fixed products.

2       Full details on this guidance are available on page 6 of the Group’s year end results announcement for the year ended 31 March 2018.

3     The Operating Review discussion is primarily performed on an IAS 18 basis. 2018 information on an IAS 18 basis and percentage movements on an IAS 18 basis are non-GAAP performance measures. See “Non-GAAP financial information” on page 9 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 13 for further details.

ADDITIONAL INFORMATION

Revenue – quarter ended 30 June1

Group and Regions	Group		Europe		AMAP
	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m
IAS 18 basis
Mobile customer revenue	6,352	6,699	4,597	4,789	1,749	1,906
Mobile incoming revenue	465	525	334	353	150	173
Other service revenue	513	504	322	321	94	97
Mobile service revenue	7,330	7,728	5,253	5,463	1,993	2,176
Fixed service revenue	2,520	2,554	2,241	2,161	230	254
Service revenue	9,850	10,282	7,494	7,624	2,223	2,430
Other revenue	1,379	1,192	735	675	485	451
Revenue	11,229	11,474	8,229	8,299	2,708	2,881
IFRS 15 basis
Service revenue	9,229	9,581	6,964	7,016	2,132	2,336
Other revenue	1,681	1,563	1,002	1,013	520	486
Revenue	10,910	11,144	7,966	8,029	2,652	2,822

Operating Companies

	Germany		Italy		UK
	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m
IAS 18 basis
Mobile customer revenue	1,340	1,322	833	938	953	1,054
Mobile incoming revenue	51	53	89	88	70	77
Other service revenue	124	117	52	53	67	76
Mobile service revenue	1,515	1,492	974	1,079	1,090	1,207
Fixed service revenue	1,035	1,001	257	240	369	357
Service revenue	2,550	2,493	1,231	1,319	1,459	1,564
Other revenue	118	101	200	227	236	195
Revenue	2,668	2,594	1,431	1,546	1,695	1,759
IFRS 15 basis
Service revenue	2,292	2,249	1,245	1,336	1,256	1,279
Other revenue	274	243	180	212	294	313
Revenue	2,566	2,492	1,425	1,548	1,550	1,592

	Spain		Vodacom		Discontinued operations: India
	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m
IAS 18 basis
Mobile customer revenue	658	675	1,020	1,018	710	1,035
Mobile incoming revenue	32	42	42	40	137	219
Other service revenue	37	43	60	59	38	49
Mobile service revenue	727	760	1,122	1,117	885	1,303
Fixed service revenue	387	383	60	60	70	82
Service revenue	1,114	1,143	1,182	1,177	955	1,385
Other revenue	101	93	248	247	4	2
Revenue	1,215	1,236	1,430	1,424	959	1,387
IFRS 15 basis
Service revenue	1,094	1,116	1,113	1,108	953	1,383
Other revenue	112	119	258	256	6	4
Revenue	1,206	1,235	1,371	1,364	959	1,387

Note:

1.             The revenue information above is presented on an IAS 18 basis and an IFRS 15 basis for all periods. 2018 information on an IAS 18 basis and 2017 information on an IFRS 15 basis are non-GAAP performance measures. See “Non-GAAP financial information” on page 9 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 13 for further details.

NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported operating results, non-GAAP performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Further information on the use of non-GAAP performance measures is outlined on pages 207 to 217 of the Group’s annual report for the financial year ended 31 March 2018.

IAS 18 basis and IFRS 15 basis

Following the adoption of IFRS 15 “Revenue from Contracts with Customers” on 1 April 2018, the Group’s statutory results for the quarter ended 30 June 2018 are on an IFRS 15 basis, whereas the statutory results for the quarter ended 30 June 2017 are on an IAS 18 basis as previously reported, with any comparison between the two bases of reporting not being meaningful. As a result, the discussion of our operating results in the Operating Review is primarily performed on an IAS 18 basis for all periods presented.

We believe that the IAS 18 basis metrics for the quarter ended 30 June 2018, which are not intended to be a substitute for, or superior to, our reported metrics on an IFRS 15 basis, provide useful information to allow comparable growth rates to be calculated. A reconciliation of service revenue and revenue to the statutory IFRS 15 basis for the quarter ended 30 June 2018 is set out on pages 10 and 12 respectively.

In addition, to assist investors and other interested parties in understanding the impact of IFRS 15 on the Group’s results, page 12 includes pro forma results for the quarter ended 30 June 2017 on an IFRS 15 basis, and associated IFRS 15 growth and organic growths and a reconciliation to the statutory IAS 18 basis for the quarter ended 30 June 2017.

Further information on the impact of adopting IFRS 15 is outlined on pages 111 to 112 of the Group’s annual report for the financial year ended 31 March 2018.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers, interconnect charges for incoming calls and, with effect from 1 April 2018, excludes international wholesale voice transit revenues. We believe that it is both useful and necessary to report this measure for the following reasons:

•        it is used for internal performance reporting;

•        it is used in setting director and management remuneration; and

•        it is useful in connection with discussion with the investment analyst community.

A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, is provided where used in the Operating Review on pages 3 to 7.

Organic growth

All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. Whilst organic growth is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that these measures provide useful and necessary information to investors and other interested parties for the following reasons:

•      it provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•      it is used for internal performance analysis; and

•      it facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

The Group’s organic growth rates for all periods exclude the results of Vodafone India (excluding its 42% stake in Indus Towers), which are now reported in discontinued operations, and the results of Vodafone Qatar following its disposal in the 2018 financial year. In addition, operating segment organic service revenue growth rates for all quarters have been amended to exclude the impact of changes to intercompany interconnect rates and the impact of excluding international wholesale voice transit revenues from service revenue with effect from 1 April 2018.

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Reconciliations of organic growth to reported growth on an IAS 18 basis are shown in the tables below.

	IAS 18 basis
				Other
				activity	Foreign
				(including	exchange/	IAS 18
	2018	2017	IAS 18	M&A)	other	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 30 June
Service revenue
Germany	2,550	2,493	2.3	0.1	—	2.4

Mobile service revenue	1,515	1,492	1.5	0.2	—	1.7
Fixed service revenue	1,035	1,001	3.4	—	—	3.4
Italy	1,231	1,319	(6.7)	0.1	0.1	(6.5)

Mobile service revenue	974	1,079	(9.7)	0.2	—	(9.5)
Fixed service revenue	257	240	7.1	—	—	7.1
UK	1,459	1,564	(6.7)	—	1.8	(4.9)

Mobile service revenue	1,090	1,207	(9.7)	0.1	1.7	(7.9)
Fixed service revenue	369	357	3.4	—	1.9	5.3
Spain	1,114	1,143	(2.5)	0.3	—	(2.2)
Other Europe	1,166	1,135	2.7	0.3	(0.4)	2.6

Ireland	239	235	1.7	0.2	(0.2)	1.7
Portugal	239	232	3.0	0.3	0.3	3.6
Greece	203	200	1.5	0.4	0.2	2.1
Eliminations	(26)	(30)
Europe	7,494	7,624	(1.7)	0.1	0.3	(1.3)
Europe mobile	5,253	5,463	(3.8)	—	0.3	(3.5)
Europe fixed	2,241	2,161	3.7	—	0.3	4.0
Vodacom	1,182	1,177	0.4	—	4.7	5.1

South Africa	913	903	1.1	—	3.8	4.9
International operations	267	263	1.5	—	7.9	9.4
Other AMAP	1,041	1,253	(16.9)	11.5	14.8	9.4

Turkey	476	554	(14.1)	0.3	27.8	14.0
Egypt	249	228	9.2	—	7.5	16.7
AMAP	2,223	2,430	(8.5)	5.4	10.1	7.0
Other	163	247	—	—	—	—
Eliminations	(30)	(19)
Total service revenue	9,850	10,282	(4.2)	1.9	2.6	0.3
Other revenue	1,379	1,192
Revenue (IAS 18 basis)	11,229	11,474	(2.1)	0.8	2.8	1.5
Impact of adoption of IFRS 15	(319)
Revenue (IFRS 15 basis)	10,910

Other growth metrics
Group - Enterprise service revenue	2,953	3,004	(1.7)	0.7	1.9	0.9
Group IOT revenue	197	183	7.7	3.7	1.2	12.6
South Africa - Data revenue	402	382	5.2	—	4.2	9.4
South Africa - Voice revenue	357	381	(6.3)	—	3.7	(2.6)
India - Revenue	959	1,387	(30.9)	—	8.8	(22.1)
India - Service revenue	955	1,385	(31.0)	—	8.7	(22.3)
Excluding the impact of regulation and UK handset financing:
Group - Enterprise service revenue	2,953	3,004	(1.7)	1.8	1.9	2.0
Europe - Service revenue	7,494	7,624	(1.7)	1.9	0.3	0.5
UK - Service revenue	1,459	1,564	(6.7)	6.8	1.8	1.9
UK - Mobile service revenue	1,090	1,207	(9.7)	8.8	1.7	0.8
India - Service revenue	955	1,385	(31.0)	12.7	8.7	(9.6)

	IAS 18 basis
				Other
				activity	Foreign
				(including	exchange/	IAS 18
	2018	2017	IAS 18	M&A)	other	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 31 March
Service revenue
Germany	2,636	2,492	5.8	0.1	—	5.9

Mobile service revenue	1,501	1,500	0.1	0.2	—	0.3
Fixed service revenue	1,135	992	14.4	—	—	14.4
Italy	1,305	1,298	0.5	0.2	—	0.7

Mobile service revenue	1,051	1,069	(1.7)	0.2	—	(1.5)
Fixed service revenue	254	229	10.9	—	0.2	11.1
UK	1,524	1,624	(6.2)	0.1	2.7	(3.4)

Mobile service revenue	1,114	1,218	(8.5)	0.2	2.6	(5.7)
Fixed service revenue	410	406	1.0	—	2.6	3.6
Spain	1,117	1,109	0.7	0.3	—	1.0
Other Europe	1,144	1,102	3.8	0.2	(0.7)	3.3

Ireland	244	235	3.8	0.3	0.2	4.3
Portugal	232	226	2.7	0.3	0.1	3.1
Greece	195	189	3.2	0.1	—	3.3
Eliminations	(35)	(32)
Europe	7,691	7,593	1.3	—	0.5	1.8
Europe mobile	5,305	5,412	(2.0)	—	0.5	(1.5)
Europe fixed	2,386	2,181	9.4	—	0.5	9.9
Vodacom	1,197	1,198	(0.1)	—	5.9	5.8

South Africa	946	937	1.0	(0.1)	4.3	5.2
International operations	251	252	(0.4)	—	11.5	11.1
Other AMAP	1,163	1,239	(6.1)	1.0	15.3	10.2

Turkey	505	526	(4.0)	—	18.3	14.3
Egypt	232	224	3.6	—	15.1	18.7
AMAP	2,360	2,437	(3.2)	0.3	10.7	7.8
Other	292	314	—	—	—	—
Eliminations	(58)	(23)
Total service revenue	10,285	10,321	(0.3)	—	2.7	2.4
Other revenue	1,414	1,020
Revenue	11,699	11,341	3.2	(0.9)	2.9	5.2

Other growth metrics
Group - Enterprise service revenue	3,054	3,071	(0.6)	(0.1)	2.2	1.5
Group IOT revenue	203	184	10.3	—	1.5	11.8
South Africa - Data revenue	411	380	8.2	—	4.9	13.1
South Africa - Voice revenue	368	406	(9.4)	—	4.0	(5.4)
India - Revenue	993	1,385	(28.2)	—	7.9	(20.4)
India - Service revenue	979	1,379	(29.0)	—	7.8	(21.2)
Excluding the impact of legal settlement:
Group - Service revenue	10,285	10,321	(0.3)	(1.0)	2.7	1.4
Europe - Service revenue	7,691	7,593	1.3	—	(0.9)	0.4
Germany - Service revenue	2,636	2,492	5.8	(4.0)	—	1.8
Germany - Fixed service revenue	1,135	992	14.4	(10.2)	—	4.2
Excluding the impact of regulation, German legal settlement and UK handset financing:
Group - Enterprise service revenue	3,054	3,071	(0.6)	0.5	2.2	2.1
Europe - Service revenue	7,691	7,593	1.3	(0.1)	0.5	1.7
UK - Service revenue	1,524	1,624	(6.2)	4.9	2.7	1.4
UK - Mobile service revenue	1,114	1,218	(8.5)	6.6	2.6	0.7
India - Service revenue	979	1,379	(29.0)	11.8	7.8	(9.4)

	IAS 18 basis
				Other
				activity	Foreign
				(including	exchange/	IAS 18
	2018	2017	IAS 18	M&A)	other	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 30 June
Revenue
Germany	2,668	2,594	2.9	0.1	(0.1)	2.9
Italy	1,431	1,546	(7.4)	0.2	(0.1)	(7.3)
UK	1,695	1,759	(3.6)	0.1	1.8	(1.7)
Spain	1,215	1,236	(1.7)	0.2	—	(1.5)
Other Europe	1,248	1,196	4.3	0.3	(0.3)	4.3
Eliminations	(28)	(32)
Europe	8,229	8,299	(0.8)	—	0.3	(0.5)
Vodacom	1,430	1,424	0.4	—	4.5	4.9
Other AMAP	1,278	1,457	(12.3)	11.2	16.4	15.3
AMAP	2,708	2,881	(6.0)	5.1	10.5	9.6
Other	368	313
Eliminations	(76)	(19)
Group (IAS 18 basis)	11,229	11,474	(2.1)	0.8	2.8	1.5
Impact of adoption of IFRS 15	(319)
Group (IFRS 15 basis)	10,910

Reconciliations of organic growth to reported growth on an IFRS 15 basis are shown in the tables below.

	IFRS 15 basis
				Other
				activity	Foreign
				(including	exchange/	IFRS 15
	2018	2017	IFRS 15	M&A)	other	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 30 June
Service revenue
Germany	2,292	2,249	1.9	0.1	—	2.0
Italy	1,245	1,336	(6.8)	0.1	—	(6.7)
UK	1,256	1,279	(1.8)	0.1	2.0	0.3
Spain	1,094	1,116	(2.0)	0.3	—	(1.7)
Other Europe	1,103	1,066	3.5	0.3	(0.5)	3.3
Eliminations	(26)	(30)
Europe	6,964	7,016	(0.7)	—	0.3	(0.4)
Vodacom	1,113	1,108	0.5	—	4.7	5.2
Other AMAP	1,019	1,228	(17.0)	11.8	14.8	9.6
AMAP	2,132	2,336	(8.7)	5.7	10.2	7.2
Other	163	247
Eliminations	(30)	(18)
Total service revenue	9,229	9,581	(3.7)	2.1	2.7	1.1
Other revenue	1,681	1,563
Revenue (IFRS 15 basis)	10,910	11,144	(2.1)	0.8	2.9	1.6
Impact of adoption of IFRS 15		330
Revenue (IAS 18 basis)		11,474

Other growth metrics
India - Service Revenue	953	1,383	(31.1)	—	8.8	(22.3)
India - Revenue	959	1,387	(30.9)	—	8.8	(22.1)

OTHER INFORMATION

Definition of terms

Term	Definition
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Converged customer	A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Enterprise	The Group’s customer segment for businesses.
Fixed service revenue	Service revenue relating to provision of fixed line (‘fixed’) and carrier services.
IAS 18

International Accounting Standard 18 “Revenue”. The pre-existing revenue accounting standard that applied to the Group’s statutory results for all reporting periods up to and including the quarter ended 31 March 2018.

IFRS 15

International Financial Reporting Standard 15 “Revenue from Contracts with Customers”. The new accounting standard adopted by the Group on 1 April 2018 and applied to the Group’s statutory results for the quarter ended 30 June 2018.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile customer revenue

Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues, previously disclosed separately, are now combined to simplify the presentation of the Group’s results.

Mobile service revenue	Service revenue relating to the provision of mobile services.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Organic growth

A non-GAAP performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See “Non-GAAP financial information” on page 9 for further details.

Other revenue	Other revenue includes revenue from connection fees and equipment sales.
Regulation

Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues less the increase in visitor revenues.

Reported growth	Reported growth is based on amounts reported in euros as determined under IFRS.
RGUs	Revenue Generating Units describes number of fixed line services taken by subscribers.
Roaming	Impact of European roaming, defined as the increase in visitor revenues less the increase in roaming costs and the decline in out-of-bundle roaming revenues.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers, interconnect charges for incoming calls and, with effect from 1 April 2018, excludes international wholesale voice transit revenues. See “Non-GAAP financial information” on page 9 for further details.

For further definitions please refer to pages 222 to 224 of the Group’s Annual Report for the year ended 31 March 2018.

Notes

1.             All figures in this trading update are unaudited.

2.             References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodafone Broken Speechmark Outline, Vodacom, Vodafone One, The Future is exciting. Ready? and M-Pesa, are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

3.             All growth rates reflect a comparison to the quarter ended 30 June 2017 unless otherwise stated.

4.             References to “Q4” and “Q1” are to the quarters ended 31 March 2018 and 30 June 2018, respectively, unless otherwise stated. References to the “year”, “financial year” or “2019 financial year” are to the financial year ending 31 March 2019 and references to the “last year” or “last financial year” are to the financial year ended 31 March 2018 unless otherwise stated.

5.             All amounts marked with an “*” represent “organic growth”, which presents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates.

6.             Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

7.             The financial results for India have been derived from our consolidated financial results and this may differ from Vodafone India’s financial statements prepared under Indian GAAP, Indian Accounting Standards or IFRS.

8.             Quarterly historical information, including information for service revenue, mobile customers, mobile churn, mobile data usage, mobile ARPU and certain fixed line and convergence metrics, is provided in a spread sheet available at vodafone.com/investor.

9.             This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations including the confirmation of the Group’s guidance for the 2019 financial year, expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends; intentions and expectations regarding the development, launch and expansion of products, services and technologies; growth in customers and usage; expectations regarding spectrum licence acquisitions; expectations regarding adjusted EBITDA, capital additions, free cash flow, and foreign exchange rate movements; and expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “sustain”, “continue”, “stabilise”, “ongoing”, “will”, “expects”, or “targets” (including in their negative form). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber attacks, insider threats or supplier breaches, changes in economic or political conditions in markets served by operations of the Group and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation, the impact of investment in network capacity and the deployment of new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectation; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to grow and generate revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the Group’s ability to expand its spectrum position or renew or obtain necessary licences and realise expected synergies and associated benefits; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; changes in foreign exchange rates, as well as changes in interest rates; the Group’s ability to realise benefits from entering into acquisitions, partnerships or joint ventures and entering into service franchising, brand licensing and platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired businesses or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the Group’s ability to execute its strategy in fibre deployment, network expansion, new product and service roll-outs, mobile data, Enterprise and broadband and in emerging markets; changes in foreign exchange rates, as well as changes in interest rates; changes in the regulatory framework in which the Group operates; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements; and/or changes in statutory tax rates or profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Risk management” in the Group’s Annual Report for the year ended 31 March 2018. The Annual Report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2018

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 25, 2018

	By:	/s/ R E S MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary